
Mail Stop 3561

November 20, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael D. Pruitt
  Chief Executive Officer and Chief Financial Officer
CHANTICLEER HOLDINGS, INC.
4201 Congress Street, Suite 145
Charlotte, North Carolina 28209

>	**Re:	Chanticleer Holdings, Inc.**
>	**Supplemental response letter dated November 13, 2009 regarding the**
>	**Form 10-K for the year ended December 31, 2008**
>	**File No. 0-29507**

Dear Mr. Pruitt:

	We have reviewed your supplemental response letter to us dated November 13, 2009 in response to our letter of comment dated November 9, 2009 and have the following comments. We think you should revise your document by filing amendments to the December 31, 2008 Annual Report on Form 10-K and the March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The amendments should be filed as soon as practicable.

Form 10-Q (Quarter Ended September 30, 2009)

Note 3. Investments, page 13

1.   Refer to your paragraph discussion of the cost based investment in Remodel
        Auction. In future filings please expand to disclose, if true, that you valued the
        additional 250,000 shares received at $70,000 which approximated the fair market
        value of the stock on the date issued. Also, disclose whether you have recorded
        this amount also as deferred revenue to be recognized over the remaining one-
        year management agreement. Further, we note that the 500,000 total common
        shares you hold in Remodel Auction appeared to approximate a value of $75,000,
        based on the closing stock price of $0.15 of this entity, at September 30, 2009.
        Expand the disclosure here or in MD&A to address any potential impairment
        concerns. Finally, see your discussion paragraph of the equity in earnings of
        investments on page 21 that relate to Investors LLC. Please consider deleting the
        last sentence pertaining to the treatment of equity in earnings of investments in
        prior periods, as such prior periods do not need to be revised when going to the
        cost method; or revise to clarify that income or dividends from this cost-based
        investment will now be reflected in interest income.

                                    ****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief